Tom Greco
Chief Executive Officer

Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

Phone: 919-227-5470
E-mail: tom.greco@advance-auto.com
August 12, 2016
James Allegretto
Senior Assistant Chief Accountant
Officer of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via e-mail AND EDGAR
Re:    Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2016
Filed March 1, 2016
Form 8-K Filed May 19, 2016
File No. 001-16797
Dear Mr. Allegretto,
This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated July 6, 2016, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended January 2, 2016 filed on March 1, 2016 (the “2016 10-K”) and Form 8-K filed on May 19, 2016 (the “May 19th 8-K”). In order to ease your review, we have repeated each of the comments in its entirety.
Financial Statements

2. Inventories, net, page F-17

1.
You state on page F-10 that inventory amounts are stated at the lower of cost or market. Please explain in detail how you determine market, as defined in ASC 330-10-20. We note that the cost of your merchandise inventory is primarily determined using the LIFO method and that you determine inventories at FIFO, net and make an adjustment to state them at LIFO, net. If our understanding is incorrect, please clarify. If our understanding is correct, please tell us how you determine the LIFO adjustment and whether it is based on actual prices, given your use of a perpetual inventory system. We also note that LIFO cost is greater than FIFO cost and you present your inventory balance inclusive of a negative LIFO reserve. Please tell us in detail why you adjusted your inventory to the higher LIFO basis. On this point, please specifically explain how you applied the lower of cost or

United States Securities and Exchange Commission
August 12, 2016

market principle in ASC 330-10-35 and whether inventory determined under FIFO could be considered a proxy for replacement cost. If inventory is stated on the higher LIFO cost basis because evidence indicates that cost will be recovered with a normal profit upon the sale in the ordinary course of business, please tell us how you determined “a normal profit” and whether it is based on a LIFO or FIFO cost assumption. Please provide support for your conclusions and be comprehensive in your response. We may have further comment.

Response: The Company’s inventories are stated at the lower of cost or market using the last-in, first out (“LIFO”) method. The rule of the lower cost or market is intended to provide a means of measuring the residual usefulness of an inventory expenditure. According to ASC 330-10-35-3, market can be interpreted as the utility of the inventory on a particular date. Utility, according to ASC 330-10-35-4, represents the current replacement cost of the goods through purchase or reproduction. As such, market value can be defined as replacement cost subject to a ceiling and a floor. The ceiling limitation is defined as the estimated sales price of the inventory less selling costs and the floor is defined as the estimated sales price of the inventory less selling costs and a normal profit margin.

The Company’s perpetual inventory is maintained on a first-in, first-out (“FIFO”) basis, which effectively reflects the most recent invoice cost and therefore represents replacement cost unless a markdown is required for obsolete or excess inventory. The Company’s FIFO inventory is adjusted to the LIFO basis for financial reporting purposes. The Company uses the dollar value - link chain approach to applying LIFO which is an acceptable approach covered in the AICPA’s Accounting Standard’s Executive Committee November 30, 1984 issues paper entitled, Identification and Discussion of Certain Financial Accounting and Reporting Issues concerning LIFO Inventories (the “LIFO Issues Paper”). The Company has concluded that its application of the LIFO methodology is the method of determining inventory cost that most clearly reflects periodic income in accordance with ASC 330-10-30-9. Since 1998, the Company’s product acquisition costs have decreased due to acquisitions, merchandise strategies and supply chain efficiencies. Therefore under the LIFO method, the Company’s cost of goods sold reflects the most recent inventory cost.

Further, while the Company’s LIFO reserve actually increases the inventory balance over the FIFO basis as a result of its decreasing product acquisition costs, the Company has concluded that it is able to continue to earn a normal profit margin on a LIFO basis; thus, no loss has been incurred that would need to be recorded in order to record inventory at the lower of cost or market under ASC 330-10-35-5. The key judgments applied by management as part of this analysis of margins and what constitutes “a normal profit” are the following:

(i)
the Company’s overall place as a leading company in the automotive aftermarket industry, specifically considering the gross profit margins achieved which are within a reasonable range of the Company’s key competitors when considering differences in product mix;

United States Securities and Exchange Commission
August 12, 2016

	AAP (1)(2)			AZO (1)(2)	ORLY (1)(2)
($ in millions)	2015 (3)	2014 (3)	2013	2015	2015

Sales ($)	9,737.0	9,843.9	6,493.8	10,187.3	7,966.7
Gross Profit ($)	4,422.8	4,453.6	3,252.1	5,327.0	4,162.6
Gross Profit (%)	45.4%	45.2%	50.1%	52.3%	52.3%
Commercial Sales % of
Total Sales	57%	57%	40%	20%	42%

(1)	Peer Companies: Advance Auto Parts, Inc. (AAP), Autozone, Inc. (AZO) and O'Reilly Automotive, Inc. (ORLY)

(2)	The financial information for each of the companies presented is included in or derived from the companies' respective Form 10-K or Form 8-K (earnings release) filings.

(3)
The decrease in the Company's gross profit rate in 2014 was the result of a significant increase in our commercial sales following our acquisition of General Parts International, Inc. on January 2, 2014. Sales to Commercial customers typically have lower margins.

(ii)	the ability on the part of the Company to maintain selling prices when inventory costs decline;

(iii)	management’s long-term goal of maintaining or increasing gross margin; and

(iv)	other considerations related to other cost of goods sold elements outside of acquisition cost (e.g., shrink), and actions that can be taken to achieve margin goals outside of product acquisition cost.

Form 8-K Filed May 19, 2016

2.
You disclose adjusted cash EPS in the headline without a comparable GAAP measure, present tabular disclosure of non-GAAP financial measures without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures, discuss non-GAAP measures before the most directly comparable GAAP measure and present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measure. These items may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company has reviewed the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Matters, inclusive of Question 102.10, and will make changes in its next earnings release for the second fiscal quarter to ensure compliance with this guidance.

United States Securities and Exchange Commission
August 12, 2016

Conclusion:
As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.
Thank you for your attention to the Company’s response to your comment. Should you have any questions or comments with respect to this filing, please call me at (919) 227-5470 or e-mail at tom.greco@advance-auto.com.

Sincerely,
/s/ Thomas R. Greco

Thomas R. Greco
Chief Executive Officer

cc:	Yong Kim (Securities and Exchange Commission)
Jill Livesay (Advance Auto Parts, Inc.)
Christina Melendi (Morgan, Lewis & Bockius LLP)